UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549






                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                          (Amendment No.    2   )




                    MICROENERGY, INC.
                             (Name of Issuer)


            Common Stock,  $.01  par value
                      (Title of Class of Securities)


                          594912
                              (CUSIP Number)

                              Robert G. Gatza
         MICROENERGY, INC., 350 Randy Road, Carol Stream, IL 60188
                          (630) 653-5900
 (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                                 January 1, 1997
     (Date of Event which Requires Filing of this Statement)



CUSIP No.   594912          13D     Page    2   of    3   Pages

1.Name of Reporting person
  SS or IRS Identification No. of above person
     Robert Gatza
     ###-##-####

2.Check the appropriate line if a member of a group
          (a)                      (b)

3.SEC use only

4.Source of funds
     Not applicable.

5.Check line if disclosure of legal proceeding is required pursuant to items 2(d) or 2(E)


6.Citizenship or place of birth
     USA


               7. Sole Voting Power
  Number of         149,833
   Shares
Beneficially   8. Shared Voting Power
  Owned by          --
    Each
  Reporting    9. Sole Dispositive Power
   Person           149,833
    With
               10. Shared Dispositive Power
                    --

11.Aggregate amount beneficially owned by each reporting person
     149,833 (includes 38,333 issuable upon exercise of Class C Warrants)

12.Check line if the aggregate amount in row (11) excludes
   certain shares
     Does not include 18,192 shares owned by spouse, as to which beneficial ownership is disclaimed.

13.Percent of class represented by amount in row 11
     26.9%

14.Type of reporting person
     IN                                      Page  3  of  3

Item 1    Security and Issuer

          MicroENERGY, Inc.
          350 Randy Road
          Carol Stream, IL 60188

          Common Stock, $.01 par value

Item 2    Identity and Background

          There has been no change in the information set forth in Item 2 of the original Statement on Schedule 13D dated July 11, 1989.


Item 3    Source of Funds

          Does not apply.

Item 4    Purpose of Transaction

          On January 1, 1997 the Issuer issued 17,500 shares to
          Mr. Gatza as a dividend on the shares of series A
          Cumulative Preferred Stock that he owns.

Item 5    Interest in Securities of the Issuer.

          149,833 shares; 26.9% of outstanding.

          Recent transaction:  None.

Item 6    Contracts, Etc.

          None

Item 7    Material Filed as Exhibits.

          None



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 29, 1997

                              Robert G. Gatza